Vital Card, Inc.



ANNUAL REPORT

126 E 56th St

new york , NY 10022

0

www.vitalcard.com

This Annual Report is dated May 14, 2024.

BUSINESS

VITAL Card is a new innovative millennial and gen z focused credit card - that utilizes gamification around sharing and spending responsibly. It's the world's first social credit card that pays users to share it. Use the card, share it with friends and get paid forever. VITAL is the future of the credit card industry, leveraging social gamification and mobile. 75 million* millennials in the U.S. are the most digitally connected group. Yet, no credit card issuing program has leveraged the power of "Social & Mobile." It is time that happened... The concept of sharing your car or house to earn extra money in the gig economy is an established part of millennial and gen z culture**. Now you can get paid to share your credit card provider as well.

Your VITAL Score is a factor that determines how much cash you may receive each month. When you sign up a friend you get 4 points towards your referral score, when they sign up a friend you get 2 points and when they sign up someone up you get 1 point for each new member. 5% of all VITAL Card transactions (whether they were referred by another member or not) go into the Cash Rewards Pool. At the end of each month VITAL pays out the Cash Rewards Pool based on each member's referral score. The higher your score, potentially the bigger your check! You may get a check every month - forever. You also receive an additional 1% cash back on what you spend. In order for your referrals to qualify towards your total referral score, each account must be active and in good standing. Active means they spend as little as $1 per month. The more members you refer, the more payoutyou are eligible for.

By outsourcing marketing to the crowd VITAL Card is able to pay members cash forever for each person they sign up. Plus members can compete monthly to earn an additional 3%, 2% or 1% cash back on all purchases.

The Company was originally formed as Bloom Financial Services, but changed its name to VITAL Card. The Company generates revenue through credit card transaction fees.

*http://go.medallia.com/rs/669-VLQ-276/images/Medallia-Millennials-Your-Most-Powerful-Brand.pdf

*https://www.mckinsey.com/industries/retail/our-insights/cracking-the-code-on-millennial-consumers

**https://www2.deloitte.com/us/en/insights/focus/technology-and-the-future-of-work/millennials-in-the-gig-economy.html

**https://www.techrepublic.com/article/growth-of-the-gig-economy-46-of-gen-z-workers-are-freelancers/

Previous Offerings

Type of security sold: SAFE

Final amount sold: $1,000,000.00

Use of proceeds: Company operations, legal, consulting, pre-launch campaign

Date: June 07, 2017

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $999,980.00

Use of proceeds: OPEX, Legal, consulting, general operations

Date: January 18, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $95,000.00

Use of proceeds: Operating expenses

Date: January 04, 2019

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $20,966.10

Number of Securities Sold: 24,666

Use of proceeds: Operations

Date: July 07, 2020

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $65,176.63

Number of Securities Sold: 76,355

Use of proceeds: Operations

Date: January 01, 2018

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $500,000.00

Use of proceeds: Operations and marketing

Date: May 01, 2019

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $135,000.00

Use of proceeds: Operations and marketing

Date: January 22, 2020

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Operations and marketing

Date: February 27, 2020

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $6,000,000.00

Use of proceeds: Operations and marketing

Date: April 19, 2021

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $10,000,000.00

Use of proceeds: Operations and marketing

Date: June 10, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $6,000,000.00

Use of proceeds: Operations and marketing

Date: March 11, 2024

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $1,750,000.00

Use of proceeds: Operations and marketing

Date: April 17, 2024

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

We believe we can operate the business for at least 12-18 months without revenue generation.

Foreseeable major expenses based on projections:

We believe our major expenses will be marketing, cost of capital and employment.

Future operational challenges:

We see marketing and customer acquisition/adoption, lowering cost of captial as our biggest operational challenges.

Future challenges related to capital resources:

We believe that our biggest challenge related to capital resources is our ability to continue to raise capital after launching the card 7/24.

Future milestones and events:

Launch product into market our of beta, continue to scale debt facility, add new features and rewards mechanisms.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,316,951.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Various holders - SAFEs

Amount Owed: $26,455,000.00

Interest Rate: 0.0%

Maturity Date: N/A

Creditor: Various holders - convertible notes

Amount Owed: $750,000.00

Interest Rate: 6.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Bridges

Chris Bridges's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: March, 2017 - Present

Responsibilities: Business strategy, raising capital, general operations, managing team, contract negotiations, and partnerships. Chris currently receives no compensation for this role.

Name: Vincent Bradley

Vincent Bradley 's current primary role is with Proper Wild. Vincent Bradley currently services 10+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: March, 2017 - Present

Responsibilities: Serve on the Board. Vincent currently receives no cash compensation for this role.
Name: Vincent Bradley

Vincent Bradley 's current primary role is with Proper Wild. Vincent Bradley currently services 10+ hours per week in their role with the Issuer.

Name: Matt Mandell

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: June 2021 - Present

Responsibilities: Serve on the Board. Matt currently receives no cash compensation for this role.

Name: Taylor Hendricksen

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: June 2021 - Present

Responsibilities: Serve on the Board. Taylor currently receives no cash compensation for this role.

Name: Nour Kodeih

Nour's 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: September, 2021 - Present

Responsibilities: Nour currently oversees all technical and engineering aspects of the Company.

Name: Ed Cody

Nour's 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: September, 2021 - Present

Responsibilities: Ed currently oversees all operational aspects of the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Christopher Bridges

Amount and nature of Beneficial ownership: 3,550,000

Percent of class: 31.8

Grays Peak Ventures

Amount and nature of Beneficial ownership: 2,750,000

Percent of class: 24.65

RELATED PARTY TRANSACTIONS

OUR SECURITIES

Common Stock

The amount of security authorized is 50,000,000 with a total of 9,457,579 outstanding.

Voting Rights

General Stockholder Voting Rights: 1 vote per share.

Material Rights

The total amount on a fully diluted basis (9,731,021) includes 8,481,021 shares issued, 129,000 shares to be issued pursuant to outstanding stock options and 1,121,000 shares reserved as part of an equity incentive plan.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $999,980.00

Maturity Date: December 31, 2021

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Equity Financing Round

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,095,000.00

Maturity Date: December 31, 2021

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $7,000,000.00

Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with SAFE.

Convertible Debt

The security will convert into Preferred and the terms of the Convertible Debt are outlined below:

Amount outstanding: $500,000.00

Maturity Date: December 31, 2021

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

SAFE

The security will convert into Preferred and the terms of the SAFE are outlined below:

Amount outstanding: $135,000.00

Maturity Date: December 31, 2021

Interest Rate: %

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Equity Financing Revent

Material Rights

There are no material rights associated with SAFE.

Convertible Note

The security will convert into Preferred and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00

Maturity Date: December 31, 2021

Interest Rate: 6.0%

Discount Rate: 30.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with Convertible Note.

SAFE

The security will convert into Preferred and the terms of the SAFE are outlined below:

Amount outstanding: $6,000,000.00

Maturity Date:

Interest Rate: %

Discount Rate: 20%

Valuation Cap: $25,000,000.00

Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred and the terms of the SAFE are outlined below:

Amount outstanding: $10,000,000.00

Maturity Date:

Interest Rate: %

Discount Rate: %

Valuation Cap: $125,000,000.00

Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred and the terms of the SAFE are outlined below:

Amount outstanding: $7,750,000.00

Maturity Date:

Interest Rate: %

Discount Rate: 20%

Valuation Cap: $125,000,000.00

Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational Vital Credit Card or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Vital Card was formed in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vital Card has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Vital Card is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on VITAL Card or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on VITAL Card could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 14, 2024.

Vital Card, Inc.

By   /s/ *Chris Bridges*

        Name: Vital Card Inc.

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

12:28 PM

04/19/24

Cash Basis

Vital Card, Inc.
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Evolve 0506-Operating Acct	-10,680.64
Evolve Bank Reserve	244,693.06
Evolve Checking 9458 BinBill	-35,643.93
FBO	15,898.58
Patriot 1679 Operating	147,376.51
Patriot 1695 Checking	0.01
Sweep Account 0523 (Reserve)	755,306.94
Sweep Account 0531(C Reserve)	200,000.00
Total Checking/Savings	1,316,950.53
Other Current Assets	
Loan - Future VC LLC	56,464.55
Total Other Current Assets	56,464.55
Total Current Assets	1,373,415.08
Fixed Assets	
Accumulated Depreciation	-84,241.00
Equipment	379,322.78
Software	4,245,793.53
Total Fixed Assets	4,540,875.31
Other Assets	
Crowdfunding Deposit Hold	47,869.68
Total Other Assets	47,869.68
TOTAL ASSETS	**5,962,160.07**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Citicard 4040	12,112.90
Total Credit Cards	12,112.90
Total Current Liabilities	12,112.90
Long Term Liabilities	
Evolve Loan Payable	325,611.57
SAFE Convertibles	19,489,928.83
Total Long Term Liabilities	19,815,540.40
Total Liabilities	19,827,653.30
Equity	
Common Stock	937,322.92
Retained Earnings	-8,347,455.36
Net Income	-6,455,360.79
Total Equity	-13,865,493.23
TOTAL LIABILITIES & EQUITY	**5,962,160.07**

Vital Card, Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking **8300	7,268.45
Chase MMA 0210	365,086.87
Evolve- PPSweep for 10506 (0507	5,056,647.22
Evolve 0506-Operating Acct	250,000.00
Evolve Bank Collateral Res	200,000.00
Evolve Bank Reserve	1,000,000.00
Evolve Checking 9458 BinBill	5,319.50
FBO	388,325.84
Total Checking/Savings	7,272,647.88
Other Current Assets	
Loan - Future VC LLC	56,464.55
Total Other Current Assets	56,464.55
Total Current Assets	7,329,112.43
Fixed Assets	
Accumulated Depreciation	-84,241.00
Equipment	355,348.35
Software	4,628,553.16
Total Fixed Assets	4,899,660.51
Other Assets	
Crowdfunding Deposit Hold	47,869.68
Total Other Assets	47,869.68
TOTAL ASSETS	**12,276,642.62**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Card 2849	14,021.41
Total Credit Cards	14,021.41
Other Current Liabilities	
Due to/from Nouvelle Noir, Inc.	363,669.56
Loan - SBS Management	4,400.00
Total Other Current Liabilities	368,069.56
Total Current Liabilities	382,090.97
Long Term Liabilities	
Evolve Loan Payable	314,755.26
SAFE Convertibles	18,989,928.83
Total Long Term Liabilities	19,304,684.09
Total Liabilities	19,686,775.06
Equity	
Common Stock	937,322.92
Retained Earnings	-4,568,174.77
Net Income	-3,779,280.59
Total Equity	-7,410,132.44
TOTAL LIABILITIES & EQUITY	**12,276,642.62**

Vital Card, Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Services Income	73,570.58
Total Income	73,570.58
Cost of Goods Sold	
Cost of Goods Sold	
Consumer Credit Reports	3,765.87
Customer Cards	264,658.31
Merchant Processing Fee	129,179.79
Outsourced Payment Processing	149,212.84
Underwriting	285,211.68
Total Cost of Goods Sold	832,028.49
Total COGS	832,028.49
Gross Profit	-758,457.91
Expense	
Advertising and Promotion	197,980.79
Automobile Expense	547.43
Bank & Finance Charges	13,419.20
Business Licenses and Permits	1,296.59
Cleaning Expense	530.00
Computer and Internet Expenses	73,286.43
Consulting Fees	226,140.40
Continuing Education	1,237.50
Depreciation Expense	45,552.00
Dues and Subscriptions	52,473.90
Employee Appreciation	659.24
Employee Benefit Costs	13,362.92
Expense reimbursements	11,234.23
Insurance	234,320.18
Interest Expense	851.57
Marketing	87,392.62
Meetings	60,142.76
Office expense	23,807.66
Outside services	66,395.98
Parking Expense	5,758.39
Payroll Taxes	123,090.47
Postage and Delivery	3,080.00
Professional Fees	
Accounting Fees	27,550.00
Brokerage fees	20,000.00
Financial Advisory Fees	81,329.50
Legal fees	68,359.78
Professional Fees - Other	4,117.23
Total Professional Fees	201,356.51
Rent Expense	527,840.57
Repairs and Maintenance	5,024.59
Software Development	0.00
Supplies	31,409.93
Telephone Expense	3,953.93
Transportation	49,589.34
Travel Expense	
Airfare	31,093.16
Lodging	40,322.86
Travel Expense- Misc.	32,490.03
Travel Expense - Other	21,075.22
Total Travel Expense	124,981.27
Utilities	861.96

Vital Card, Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22
Wages	608,619.66
Website	224,633.32
Total Expense	3,020,831.34
Net Ordinary Income	-3,779,289.25
Other Income/Expense	
Other Income	
Interest income	8.66
Total Other Income	8.66
Net Other Income	8.66
Net Income	**-3,779,280.59**

12:27 PM
04/19/24
Cash Basis

Vital Card, Inc.
Profit & Loss
January through December 2023

		Jan - Dec 23
Ordinary Income/Expense		
Income		
Services Income		154,691.85
Total Income		154,691.85
Cost of Goods Sold		
Cost of Goods Sold		
Consumer Credit Reports	2,456.22	
Merchant Processing Fee	107,215.75	
Outsourced Payment Processing	286,572.65	
Underwriting	359,524.96	
Total Cost of Goods Sold		755,769.58
Total COGS		755,769.58
Gross Profit		-601,077.73
Expense		
Advertising and Promotion		142,270.57
Automobile Expense		496.37
Bank & Finance Charges		140,256.36
Computer and Internet Expenses		204,698.48
Consulting Fees		576,264.82
Dues and Subscriptions		44,695.47
Employee Appreciation		342.36
Expense reimbursements		12,357.98
Financial Fees		2,355.00
Insurance		139,694.93
Interest Expense		834.58
Meetings		9,681.70
Merchant Processing Fees		1,071,337.74
Office expense		6,794.18
Parking Expense		3,697.50
Postage and Delivery		7,099.59
Printing and Reproduction		12,025.25
Professional Fees		
Accounting Fees	9,220.00	
Financial Advisory Fees	29,372.00	
Legal fees	473,728.80	
Total Professional Fees		512,320.80
Rent Expense		270,708.19
Software Development		1,080,556.14
Taxes		50.00
Telephone Expense		2,268.99
Transportation		12,432.53
Travel Expense		
Airfare	8,622.76	
Lodging	26,502.89	
Total Travel Expense		35,125.65
Utilities		
Water and Electric	30,803.24	
Total Utilities		30,803.24
Wages		1,535,114.64
Total Expense		5,854,283.06
Net Ordinary Income		-6,455,360.79
Net Income		**-6,455,360.79**

NOTE 1 – NATURE OF OPERATIONS

VITAL Card, Inc. was formed on March 22, 2017, in the State of Delaware. The financial statements of VITAL Card, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

VITAL Card is a new innovative millennial and gen z focused credit card that utilizes gamification around sharing and spending responsibly. It's the world's first social credit card that pays users to share it. VITAL is the future of the credit card industry, leveraging social gamification and mobile. By outsourcing marketing to the crowd, VITAL Card is able to pay members cash forever for each person they sign up who remains an active account in good standing. Your VITAL Score is a factor that determines how much cash you may receive each month. When you sign up a friend you get 4 points towards your referral score, when they sign up a friend you get 2 points and when they sign up someone up you get 1 point for each new member. One half of one percent (0.50%) of all VITAL Card transactions (whether or not referred by member) go into the Cash Rewards Pool. At the end of each month VITAL pays out the Cash Rewards Pool based on each member's referral score.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purposes of the Company's statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Interchange interest and fees associated with the credit card program when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure, of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2017. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has no debt at this time, but its business plan includes the incurrence of significant debt to fund its credit card operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

There is a material amount of deferred cash salary due to the Company's CEO, Christopher Bridges, that, subject to the review and approval of the Company's Board of Directors, may be paid to Mr. Bridges following the Company's next significant financing, and, subject to such approval of the Company's Board of Directors, the aggregate amount of such deferred compensation so paid may be as great as $1,000,000.

In addition, the Company has the following material contractual commitments, payable on a monthly basis (totaling $130,000 per month):

- Cardworks Servicing $40,000
- Patriot Bank $15,000
- Experian CSID $20,000
- Plaid $20,000
- Connectria / AWS $15,000
- MilkInside $20,000

NOTE 5 – STOCKHOLDERS' EQUITY

We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2023, the Company had issued and outstanding 6,507,579 shares of our common stock.

The Company had issued and outstanding $19,489,928.83 of convertible SAFEs as of December 31, 2023.

NOTE 6 – RELATED-PARTY TRANSACTIONS

Board Members Matt Mandel and Taylor Hendricksen have invested a combined total of $26,455,000 into SAFEs of the Company ($19,490,000 of which were outstanding as of December 31, 2023, and identified in Note 5 above).

There is a material amount of deferred cash salary due to the Company's CEO, Christopher Bridges, that, subject to the review and approval of the Company's Board of Directors, may be paid to the Mr. Bridges following the Company's next significant financing, and that, subject to such approval of the Company's Board of Directors, the aggregate amount of such deferred compensation so paid may be as great as $1,000,000. Mr. Bridges owns a significant portion of the Company's common stock and sits on the Company's Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through May 6, 2023, the issuance date of these financial statements.

Subsequent to these financial statements, the Company issued $6,965,000 of SAFEs to Board Members Matt Mandel and Taylor Hendricksen.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Vital Card, Inc.
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-6,455,360.79
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Chase Card 2849	-14,021.41
Citicard 4040	12,112.90
Due to/from Nouvelle Noir, Inc.	-363,669.56
Loan - SBS Management	-4,400.00
Net cash provided by Operating Activities	-6,825,338.86
INVESTING ACTIVITIES	
Equipment	-23,974.43
Software	382,759.63
Net cash provided by Investing Activities	358,785.20
FINANCING ACTIVITIES	
Evolve Loan Payable	10,856.31
SAFE Convertibles	500,000.00
Net cash provided by Financing Activities	510,856.31
Net cash increase for period	-5,955,697.35
Cash at beginning of period	7,272,647.88
Cash at end of period	**1,316,950.53**

Vital Card, Inc.
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-3,779,280.59
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due to/from Chris Bridges	1,357.82
Loan - Future VC LLC	-56,464.55
American Express:American Express 4008	-7,078.75
Chase Card 2849	8,461.03
Due to/from Nouvelle Noir, Inc.	-19,090.07
Net cash provided by Operating Activities	-3,852,095.11
INVESTING ACTIVITIES	
Accumulated Depreciation	45,552.00
Equipment	-316,659.13
Software	-2,373,889.67
Net cash provided by Investing Activities	-2,644,996.80
FINANCING ACTIVITIES	
Evolve Loan Payable	314,755.26
SAFE Convertibles	10,000,000.00
Net cash provided by Financing Activities	10,314,755.26
Net cash increase for period	3,817,663.35
Cash at beginning of period	3,454,984.53
Cash at end of period	**7,272,647.88**

Vital Card, Inc. Summary Cap Table

As of 12/31/2023 • Generated by Chris Bridges (chris@vitalcard.com) at 05/08/2024 01:16:47

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised
Common Stock classes					
Common (CS) Stock	50,000,000	6,507,579	6,507,579	58.348%	$ 941,151.16
Total Common Stock issued and outstanding			6,507,579	58.348%	$ 941,151.16
Preferred Stock classes					
Total Preferred Stock issued and outstanding				.000%	$ -
Common Stock Warrants					
Common Stock Warrants (CW)				.000%	$ -
Total Common Stock Warrants issued and outstanding				.000%	$ -
Convertibles					
SAFE Convertibles (SAFE)					$ 13,705,000.00
SAFE Financings (SAFE)					$ 5,000,000.00
Total Convertibles issued					$ 18,705,000.00
2017 Equity Incentive Plan	5,461,355				
RSAs not purchased				.000%	
Options and RSUs issued and outstanding			3,697,915	33.156%	
Shares available for issuance under the plan			947,489	8.495%	
Totals			**11,152,983**	**100.000%**	**$ 19,646,151.16**

I, Chris Bridges (Print Name), the CEO (Principal Executive Officers) of Vital Card Inc. hereby certify that the financial statements of Vital Card Inc. and notes thereto for the periods ending 12/31/2022 and 12/31/2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $154,691.00; taxable income of $-6,455,360 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 05/08/2024



_____ (Signature)

CEO
_____ (Title)

05-08-2024
_____ (Date)

CERTIFICATION

I, Chris Bridges , Principal Executive Officer of Vital Card, Inc. , hereby certify that the financial statements of Vital Card, Inc. included in this Report are true and complete in all material respects.

Chris Bridges

CEO